1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September, 2003

China Unicom Limited

(Translation of registrant’s name into English)

No. 133A, Xidan North Street
Xicheng District
Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-       .)

EXHIBITS

Exhibit Number		Page
1.1	Interim Report of 2003 of China Unicom Limited	4

FORWARD-LOOKING STATEMENTS

The Interim Report of the Company, constituting Exhibits 1.1 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties.  Such forward-looking statements include, without limitation, the Company’s operating strategy and future plans; its future business condition and financial results; its abilities to expand network capacity and increase network efficiency; its ability to develop new technology applications and offer new services; the execution of its CDMA related strategy; the Company’s ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets; future growth of market demand for the Company’s services; and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: 10 September 2003

	By:	/s/	Lo Wing Yan, William
Lo Wing Yan, William
Executive Director

Contents

Chairman’s Statement

Unaudited Condensed Consolidated Interim Accounts

Independent Review Report

Other Information

Forward-looking statement

The company would like to caution readers about the forward-looking nature of some of the statements in this interim report. These forward-looking statements are subject to various risks and uncertainties of which are beyond our control, including future changes in our competitive and regulatory environment, future growth rates of the Chinese economy and its telecommunications industry, changes in telecommunications-related technologies and applications and other factors that will affect the successful execution of our business plans and strategies.

Chairman’s Statement

I am pleased to report the operating and financial results of China Unicom Limited (referred to as the “Company”) and its subsidiaries (together referred to as the “Group”) for the first six months of 2003.

I.                                         Financial Overview

The Group is pleased with its financial performance in the first half of 2003. Total operating revenue for the period was RMB 31.97 billion, up 77.7% from the same period last year, of which service revenue was RMB 30.65 billion, an increase of 80.8% as compared with the same period last year. Revenue from the cellular business amounted to RMB 28.36 billion, an increase of 106.0% over the same period last year while its share in the total revenue increased to 88.7% compared with 76.5% for the same period last year. With regard to the revenue derived from the cellular business, revenue from GSM cellular service amounted to RMB 20.52 billion, an increase of 54.1% over the same period last year; revenue from CDMA cellular service totaled RMB 7.84 billion, an increase of 16.3 times over the same period last year. Revenue from long distance, data and Internet businesses reached RMB 2.68 billion, up 10.4% compared with the same period last year and its share in the total revenue decreased from 13.5% for the same period last year to 8.4%. Revenue from wireless paging business declined 48.2% to RMB 0.93 billion, while its share in the total revenue fell from 10.0% for the same period last year to 2.9%.

In the first six months of 2003, the Group’s EBITDA reached RMB 12.46 billion, up 41.8% over the same period last year. EBITDA margin dropped from 48.8% for the same period last year to 39.0%, of which EBITDA for GSM cellular service was RMB 11.5 billion, up 55.6% over the same period last year and EBITDA margin rose from 55.5% of the same period last year to 56.0%. Operating profit reached RMB 4.28 billion, up 24.5% over the same period last year. Profit before taxation was RMB 3.35 billion, up 12.4% over the same period last year. Profit before taxation from GSM cellular service was RMB 4.01 billion; profit before taxation from the long distance, data and Internet businesses was RMB 0.84 billion; loss before taxation from wireless paging business was RMB 0.89 billion (which includes RMB 0.56 billion provision for impairment loss and loss on disposal of wireless paging assets); loss before taxation from CDMA cellular service was RMB 0.59 billion. After making provision of RMB 0.56 billion for the impairment loss and loss on disposal of wireless paging business assets, net profit was RMB 2.39 billion, rose 11.6% compared with the same period last year. Earnings per share was RMB 0.190, up 11.6 % compared with the same period last year.

In the first six months of 2003, the Group’s capital expenditure was RMB 8.14 billion. The Group has continued to maintain a solid and healthy balance sheet. Total assets reached RMB 141.2 billion and debt to capitalization ratio fell from 44.6% as at the end of the previous year to 41.0%.

On December 31, 2002, the Company completed its acquisition of Unicom New Century (BVI) Limited. On a pro forma combined basis, the Group’s total revenue for the first half of 2003 increased 46.2% from the same period last year; EBITDA increased by 14.8% over the same period last year, of which EBITDA for the GSM cellular business increased 18.6% from the same period last year; net profit increased by 5.1% from the same period last year.

II.                                     Business Development

During the first six months of 2003, faced with intensifying market competition and the challenges posed by the SARS outbreak, the Company continued to achieve satisfactory development in its businesses, through the establishment of a high quality networks, and the strengthening of sales and marketing and customer service in accordance with the Company’s development strategies.

1.                                      Continuation of the coordinated development of the GSM and CDMA businesses, preliminary success with the transformation of the sales model for the CDMA business and the accelerated introduction of new businesses helped maintain the rapid development of the cellular business.

During the first six months of 2003, subscriber growth for both networks remained steady. The Group recorded a net addition of 9.931 million GSM and CDMA cellular subscribers. As of June 30, 2003, the Group had a total of 69.641 million GSM and CDMA cellular subscribers. The Group’s market share in its service areas increased from 33.1% at the end of 2002 to 34.2% and its share of the new subscriber additions market was 41.5%.

As of June 30, 2003, on a pro forma combined basis, the total number of GSM cellular subscribers was 59.663 million, representing an increase of 6.198 million from 53.465 million at the end of 2002, of which post-paid subscribers accounted for 31.654 million; pre-paid subscribers accounted for 28.009 million and the proportion of pre-paid subscribers to the total number of subscribers rose from 44.4% at the end of 2002 to 46.9%. Following the increase in the number of subscribers, total usage volume for GSM cellular subscribers reached 57.45 billion minutes, representing a 40.1% increase from the same period last year. For the first six months of 2003, the average minutes of usage per user per month (“MOU”) for GSM services was 168.7 minutes, up 3.2 minutes from 165.5 minutes in 2002, of which, the MOU for post-paid subscribers was 221.6 minutes, whilst the MOU for pre-paid subscribers was 106.1 minutes. Average revenue per user per month (“ARPU”) was RMB 58.9, representing a decline of RMB 8.4 from RMB 67.3 in 2002. ARPU for post-paid subscribers was RMB 68.4, whilst ARPU for pre-paid subscribers was RMB 47.6.

As of June 30, 2003, on a pro forma combined basis, the number of CDMA cellular subscribers was 9.978 million, representing an increase of 3.733 million subscribers from 6.245 million subscribers at the end of 2002. Total usage volume for CDMA subscribers reached 16.94 billion minutes, representing an increase of 17 times over the same period last year. For the first six months of 2003, the MOU for CDMA services was 349.5 minutes, up 21.4 minutes from 328.1 minutes in 2002. ARPU was RMB 148.7, representing a decline of RMB 23.5 from RMB 172.2 in 2002.

Uniformly branded as “U-Max”, the Company introduced various wireless data services on its CDMA 1X technology, namely “U-Info”, “U-Mail”, “U-Net”, “U-Magic” and “U-Map”. The Company also offered SMS service for subscribers under the brand name “UNI-INFO”. Short voice message service was also launched. For the first six months of 2003, the usage volume of SMS from GSM and CDMA cellular subscribers reached 11.70 billion messages. Incoming SMS received by GSM and CDMA subscribers from other operators reached 2.68 billion messages. As of June 30, 2003, over 600,000 subscribers were using CDMA 1X data services.

2.                                      International and domestic long distance, data and Internet businesses developed rapidly

In the first six months of 2003, total minutes of outgoing international and domestic long distance calls reached 8.68 billion minutes, up 52.0% from the same period last year. Market share increased from 11.6% at the end of 2002 to 13.2%. The total minutes of PSTN outgoing long distance calls accounted for 3.39 billion minutes, representing an increase of 16.5% from the same period of last year. Market share increased from 11.5% to 12.3%. The total minutes of IP outgoing long distance calls reached 5.28 billion minutes, representing an increase of 88.6% from the same period last year. Market share increased from 11.7% to 13.9%. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan was 860 million minutes, representing an increase of 36.5% from the same period last year.

As of June 30, 2003, the total bandwidth leased for our leased line business was 15,602 x 2Mbps. The total bandwidth leased for asynchronous transfer mode (ATM) and frame relay (FR) data carrier operations amounted to 4,797 x 2Mbps. The Company was the first in the PRC to provide “UNI-VIDEO” video conference service, as well as video phone service by applying IP technology and the subscriber number for these services was 2,227. As of June 30, 2003, Internet subscribers increased from 7.292 million in 2002 to 9.754 million, representing an increase of 33.8%. Of this total, the number of dedicated line subscribers amounted to 37,000, whilst the number of dial-up subscribers was 9.717 million. In addition, Internet data center (IDC), virtual private network (VPN), virtual private dial-up network (VPDN), “Ruyi” mailbox and other e-commerce businesses also developed rapidly.

3.                                      Actively pursued the transformation of the paging business

On the basis of its traditional wireless paging business, the Company introduced the “Unicom Paging Information Service” to offer a variety of information services to its subscribers. With the launch of services such as “Cellular-paging Bundled Service” and “Unicom Assistant”, the Company integrated its wireless paging information and mobile SMS businesses. Apart from voice services, the Company fully utilized its paging resources, and provided value-added services such as “Operator-assisted SMS” and “Secretarial Service through Operator” to our existing cellular subscribers to provide differentiated services. As of June 30, 2003, the number of wireless paging subscribers was 13.025 million, representing a decrease of 4.657 million subscribers or 26.3% from 17.682 million subscribers at the end of 2002. However, the subscribers for “Unicom Assistant” increased significantly to 15.18 million. ARPU for wireless paging subscribers was RMB 7.9.

4.                                      Further strengthened network construction and steadily increasing the quality of communications

The nationwide optical fiber transmission network provided a guarantee in terms of network resources for the rapid development of the Company’s businesses. The Company has placed emphasis on the expansion of its integrated business, and has established a unified network platform for its voice, data, Internet and video broadcasting businesses in the PRC. As of June 30, 2003, the optical fiber transmission network has expanded to 522,000 km in length, of which the total length of the nationwide optical fiber backbone transmission network reached 113,000 km. Following completion of the Phase Two Construction Project for the CDMA business, the network has been upgraded to CDMA 1X, further enhancing communication quality. The Company has devoted significant effort to building a high-quality cellular network and establishing scientific network quality maintenance standards in order to improve the operation and maintenance technologies and quality of its cellular networks.

5.                                      Enhanced sales and marketing activities to facilitate the rapid growth of various businesses

The Company also placed emphasis on the research of customers’ needs. Through the creation of renowned brands, such as “Unicom New Horizon”, “U-Max”, “Ruyi Tong”, “Ruyi 133”, “UNI-INFO” and “UNI-VIDEO”, the Company fully capitalized on the advantages of being an integrated telecommunication services operator. By applying the differentiated advantages on its businesses, technologies and services, we offer bundled services of GSM and CDMA cellular service, international and domestic long distance service, data, Internet and paging services, bundled services of basic and value-added services, as well as bundled services of voice and data services, and offer flexible packages to win customers. The industry value chain, comprising handset manufacturers, distributors and content providers, will be further strengthened. The model for the CDMA business was transformed from handset subsidies to acquisition of handsets at the cost of the subscriber. Sales channels were switched from the proprietary ones to those formed by external parties. A nationwide sales network was established and constituted by the established sales offices of the Company, cooperative joint ventures, and licensed retail outlets. There are now 57,302 sales outlets throughout our network. The Company has further strengthened the establishment of the UNI-CRM customer relationship management system, and improved the service standards of the nationally centralized “1001” customer service hotline. Through the establishment of the “Unicom Subscriber Club”, customer satisfaction levels have also been raised.

III.                                 Business Outlook

We believe that the demand in the telecommunications market will remain strong through the second half of the year. This in turn will introduce more opportunities for the continuous growth of the Group’s businesses. By leveraging on the Group’s high quality cellular network and service standards, we expect the Group’s market share in terms of revenue from the PRC telecommunication market to further increase. We will continue to implement business development strategies and objectives of the Company, to further increase the economic efficiency of the Company.

With respect to cellular services, the Group will continue to sustain the coordinated development of both the GSM network and CDMA network. The network resources available for the GSM business will be fully capitalized. Steady growth of the business will be sustained by retaining existing subscribers and acquiring new subscribers through the strengthening of SMS services, development of new initiatives on GSM services and customer care activities. Our parent company is now implementing the phase three construction project for the CDMA network, which aims at expanding the CDMA network coverage as well as indoor coverage, increasing wireless data capacity and optimizing network quality. These measures are expected to significantly enhance the quality of the CDMA network. The Company will capitalize on the advantages of “U-Max”, to accelerate the development of mid to high-end customers, and will also actively promote its branding activities and the launch of “Ruyi 133” pre-paid services to expand the market share of CDMA New Horizon.

With respect to long distance, data and Internet businesses, the Group will continue to capitalize on the technological advantages of its unified network platform and introduce new business initiatives to increase business revenue and market share. The data business will be adopted as part of our integrated businesses and marketing and promotion efforts will be devoted to broadband video conference and video phone services. Parallel with the rapid growth of Internet business, emphasis will be placed on the promotion of feature services, such as “Ruyi” mailbox, to actively promote e-commence applications and develop the “Unicom Internet Plaza” broadband Internet model with other third parties.

With respect to our wireless paging business, the Group will continue to reduce the operating cost through the bundling of wireless paging businesses with other business of the Group, and will seek to transform the wireless paging business to call center business by offering value-added services such as “Unicom Assistant”, “Unicom Paging Information Services”, and telemarketing.

The Company plans to acquire the GSM cellular assets and cellular businesses of the ten unlisted provincial branches from the parent company at the appropriate time, in order to become a national cellular service operator. The Company also plans to sell the wireless paging business to the parent company at the appropriate time, in order to optimize the Company’s assets portfolio. When the opportunity arises, the Company intends to utilize lower cost of funding in the international capital market, to minimize finance costs of the Company.

I am confident that through the concerted endeavors of the management and all staff, we will achieve even better results.

The Board of Directors resolved that no interim dividend be declared for 2003, and has the intention to pay annual dividend for the year when 2003 annual results are announced.

Finally, on behalf of the Board of Directors, I would like to express my sincere gratitude for the care and support from shareholders and the public at large, in particular, Mr. Yang Xian Zu, for his outstanding contribution to the Company during his tenure as the Chairman and Chief Executive Officer of the Company. I would also like to extend my gratitude to both the management team and all the staff of the Company for their hard work and diligence.

Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, August 28, 2003

Unaudited Condensed Consolidated Interim Accounts
Unaudited Condensed Consolidated Income Statement
For the six months ended 30 June 2003
(Expressed in thousands of Renminbi (“RMB”), except per share data)

		Unaudited Six months ended 30 June
	Note	2003	As restated 2002
			(Note 2)
Operating Revenue (Turnover):
GSM Business	3, 28, 30	20,041,009	12,938,301
CDMA Business	3, 16(a), 19, 28, 30	7,207,722	354,030
Data and Internet Business	3, 28, 30	1,576,865	1,308,984
Long Distance Business	3, 28, 30	1,095,777	1,115,102
Paging Business	3, 28, 30	726,932	1,231,021

Total service revenue		30,648,305	16,947,438
Sales of telecommunications products	3, 28, 30	1,318,939	1,043,406

Total operating revenue	3, 30	31,967,244	17,990,844

Operating expenses:
Leased lines and network capacities	4, 28	(1,952,209)	(736,960)
Interconnection charges	28, 29	(2,577,430)	(1,268,184)
Depreciation and amortisation	4	(8,179,435)	(5,347,998)
Personnel	4, 9, 10	(2,224,348)	(1,409,262)
Selling and marketing	4, 16(a), 19, 28	(6,737,895)	(2,089,966)
General, administrative and other expenses	4, 5, 28	(4,589,162)	(2,535,536)
Cost of telecommunications products sold	28	(1,428,650)	(1,167,509)

Total operating expenses		(27,689,129)	(14,555,415)

Operating profit		4,278,115	3,435,429

Interest income	4	104,909	266,658
Finance costs	6	(1,019,344)	(761,267)
Other (expense) income, net	7	(9,985)	42,158

Profit before taxation	4	3,353,695	2,982,978
Taxation	2, 8	(966,170)	(843,434)

Profit after taxation		2,387,525	2,139,544
Minority interests		(2,252)	(2,789)

Profit attributable to shareholders		2,385,273	2,136,755

Basic earnings per share (RMB)	12	0.190	0.170

Diluted earnings per share (RMB)	12	0.190	0.170

Unaudited Condensed Consolidated Balance Sheet
As of 30 June 2003
(Expressed in thousands of RMB)

		Unaudited	Audited As restated
	Note	30 June 2003	31 December 2002
			(Note 2)
Non-current assets:
Property, plant and equipment, net	17	107,481,576	107,486,629
Goodwill	2, 18	2,227,631	2,285,771
Other assets	19	6,763,480	7,018,223
Deferred tax assets	2, 8	825,274	826,568
Investment securities	20	102,945	105,648
Investment in associated companies	21	3,814	3,814

Total non-current assets		117,404,720	117,726,653

Current assets:
Current portion of deferred tax assets	2, 8	1,116,638	988,666
Amounts due from related parties	28(b)	1,066,184	1,137,847
Amounts due from domestic carriers	29(b)	273,560	211,462
Prepayments and other current assets	16	2,985,515	2,573,764
Inventories	15	1,876,635	3,229,903
Accounts receivable, net	14	4,365,538	4,327,268
Trading securities	13	201,132	173,939
Short-term bank deposits		1,704,767	4,825,205
Cash and cash equivalents		10,209,178	14,433,498

Total current assets		23,799,147	31,901,552

Current liabilities:
Dividend payable		11,217	8,448
Payables and accrued liabilities	22	16,633,270	19,811,961
Amounts due to Unicom Group	28(b)	699,281	562,633
Amounts due to related parties	28(b)	884,457	409,663
Amounts due to domestic carriers	29(b)	1,166,698	1,123,580
Current portion of obligations under finance leases	25, 29(b)	21,114	16,793
Current portion of long-term bank loans	24	6,355,286	5,459,505
Taxes payable		1,210,025	1,106,006
Advances from customers		5,563,085	6,240,225
Short-term loans from Unicom Group	28(c)	—	724,127
Short-term bank loans	23	10,065,366	9,146,500

Total current liabilities		42,609,799	44,609,441

Net current liabilities		(18,810,652)	(12,707,889)

Total assets less current liabilities		98,594,068	105,018,764

		Unaudited	Audited As restated
	Note	30 June 2003	31 December 2002
			(Note 2)
Financed by:
Shareholders’ equity:
Share capital	26	1,331,371	1,331,371
Share premium		52,482,127	52,482,127
Reserves	11(b)	1,300,065	1,300,065
Retained profits:
2002 proposed final dividend	11(a)	—	1,255,300
Others		12,668,945	10,283,672

Shareholders’ equity		67,782,508	66,652,535

Minority interests		564,008	566,257

Non-current liabilities:
Long-term bank loans	24	30,137,212	37,686,162
Obligations under finance leases	25, 29(b)	100,511	101,302
Other long-term liabilities		9,829	12,508

Total non-current liabilities		30,247,552	37,799,972

		98,594,068	105,018,764

Unaudited Condensed Consolidated Statement of
Changes in Equity
For the six months ended 30 June 2003
(Expressed in thousands of RMB)

	Unaudited
	Share capital	Share premium	Revaluation reserve	Statutory reserve	Retained profits	Total

Balance at 1 January 2003, as previously reported	1,331,371	52,482,127	176,853	1,082,682	11,174,202	66,247,235

Change in accounting policy:
- Additional provision for deferred tax assets (Note 2)	—	—	—	—	405,300	405,300
- To adjust for statutory reserve due to the change in accounting policy (Note 11(b))	—	—	—	40,530	(40,530)	—

Balance at 1 January 2003, as restated	1,331,371	52,482,127	176,853	1,123,212	11,538,972	66,652,535

Profit for the period	—	—	—	—	2,385,273	2,385,273

Dividends (Note 11(a))	—	—	—	—	(1,255,300)	(1,255,300)

Balance at 30 June 2003	1,331,371	52,482,127	176,853	1,123,212	12,668,945	67,782,508

	Unaudited
	Share capital	Share premium	Revaluation reserve	Statutory reserve	Retained profits	Total

Balance at 1 January 2002, as previously reported	1,331,371	52,482,127	176,853	649,433	7,041,379	61,681,163

Change in accounting policy:
- Additional provision for deferred tax assets (Note 2)	—	—	—	—	373,159	373,159
- To adjust for statutory reserve due to the change in accounting policy (Note 11(b))	—	—	—	37,316	(37,316)	—

Balance at 1 January 2002, as restated	1,331,371	52,482,127	176,853	686,749	7,377,222	62,054,322

Profit for the period	—	—	—	—	2,136,755	2,136,755

Balance at 30 June 2002	1,331,371	52,482,127	176,853	686,749	9,513,977	64,191,077

Unaudited Condensed Consolidated Cash Flow Statement
For the six months ended 30 June 2003
(Expressed in thousands of RMB)

		Unaudited Six months ended 30 June
	Note	2003	2002

Net cash inflow from operations	(a)	13,425,596	7,926,090
Interest received		125,200	411,743
Interest paid		(1,348,929)	(997,141)
Dividends received		2,531	5,981
Dividends paid to minority owners of subsidiaries		(1,732)	(3,295)
PRC income tax paid		(899,729)	(588,474)

Net cash inflow from operating activities		11,302,937	6,754,904

Investing activities
Purchase of property, plant and equipment		(10,744,473)	(9,995,704)
Sale of property, plant and equipment		8,049	8,699
Purchase of minority interests		—	(36,739)
Decrease in short-term bank deposits		3,120,438	16,584,182
Payment of acquisition cost of Unicom New Century		(42,029)	—
Purchase of trading securities		(83,857)	(8,376)
Sale of trading securities		79,055	4,469
Sale of investment securities		6,048	3,835
Purchase of other assets		(156,758)	(61,657)

Net cash (outflow) inflow from investing activities		(7,813,527)	6,498,709

Financing activities
Decrease of payables to Unicom Group		(724,127)	(339,800)
Proceeds from short-term bank loans		4,793,366	2,433,646
Proceeds from long-term bank loans		3,505,447	2,273,457
Repayment of short-term bank loans		(3,874,500)	(4,547,125)
Repayment of long-term bank loans		(10,158,616)	(15,731,329)
2002 final dividends paid (Note 11(a))		(1,255,300)	—

Net cash outflow from financing activities		(7,713,730)	(15,911,151)

Net decrease in cash and cash equivalents		(4,224,320)	(2,657,538)
Cash and cash equivalents, beginning of period		14,433,498	18,413,010

Cash and cash equivalents, end of period		10,209,178	15,755,472

Analysis of the balances of cash and cash equivalents:

Cash balance		5,547	5,515
Bank balance		10,203,631	15,749,957

		10,209,178	15,755,472

(a)          The reconciliation of profit before taxation to net cash inflow from operations is as follows:

	Unaudited Six months ended 30 June
	2003	2002

Profit before taxation	3,353,695	2,982,978
Adjustments for:
Depreciation and amortisation	8,179,435	5,347,998
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	3,104,225	65,796
Interest income	(104,909)	(266,658)
Interest expense	1,004,362	734,991
Loss on disposal of property, plant and equipment	46,011	70,241
Provision for impairment of property, plant and equipment	535,068	—
Provision for doubtful debts	854,954	526,752
Share of losses from associated companies	—	1,312
Dividends from investment securities	(2,531)	(5,981)
Realised gains on trading securities	(7,902)	(1,569)
Unrealised gains on trading securities	(14,489)	(15,117)
Realised gains on investment securities	(3,345)	(385)
Reversal of impairment loss of associated companies	—	(5,663)
Provision of impairment loss of investment securities	—	650

Operating profit before working capital changes	16,944,574	9,435,345
Increase in accounts receivable	(893,224)	(988,413)
Decrease/(increase) in inventories	1,353,268	(276,362)
Increase in other assets	(2,539,986)	(586,182)
Increase in prepayments and other current assets	(864,649)	(533,798)
(Increase)/decrease in amounts due from domestic carriers	(62,098)	53,538
Decrease in amounts due from related parties	71,663	483,611
Decrease in payables and accrued liabilities	(561,372)	(466,487)
(Decrease)/increase in advances from customers	(677,140)	358,395
Increase in amounts due to domestic carriers	43,118	58,293
Increase in amounts due to related parties	611,442	388,150

Net cash inflow from operations	13,425,596	7,926,090

(b)         Supplemental information:

Payables to equipment suppliers for construction-in-progress during the six months ended 30 June 2003 decreased by approximately RMB2,603 million (2002: RMB1,023 million).

Notes to the Unaudited Condensed
Consolidated Interim Accounts
(Amounts expressed in RMB unless otherwise stated)

1.                                      PRINCIPAL ACTIVITIES

The Company was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet, long distance and paging services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.                                      BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“SSAP”) 25, “Interim Financial Reporting” issued by the Hong Kong Society of Accountants (“HKSA”). The condensed consolidated interim accounts are unaudited but have been reviewed by the Audit Committee of the Company.

The unaudited condensed consolidated interim accounts include the financial information of the Company and its subsidiaries. These condensed consolidated interim accounts should be read in conjunction with the 2002 annual report. The details of the Company’s subsidiaries are set out in Note 23 to the audited financial statements included in its 2002 annual report.

In 2002, the Company acquired the entire interests of Unicom New Century Telecommunications Corporation Limited (a limited liability company established in the PRC, hereinafter referred to as “Unicom New Century”), from its ultimate parent company, China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). For details of this acquisition, see Note 31 to this interim accounts. The Company has adopted the purchase method of accounting for this acquisition, and the identifiable assets and liabilities acquired were recorded based on their respective fair values as of 31 December 2002. The excess of the purchase consideration over the fair value of the net assets acquired has been recorded as goodwill, which is amortised using the straight-line method over a period of 20 years. The effective date of this acquisition was 31 December 2002, accordingly, the operating results of Unicom New Century have been included in the condensed consolidated income statement of the Group for the six months ended 30 June 2003. Details of the acquisition have already been set forth in the shareholder’s circular “Connected Transactions and Renewal of Waiver for Existing Connected Transactions” of the Company issued on 29 November 2002 and the Company’s 2002 annual report.

The accounting policies adopted in the preparation of these condensed consolidated interim accounts are consistent with those used in the annual report for the year ended 31 December 2002 except the Group has changed its accounting policies following the adoption of SSAP 35 “Government Grants and Disclosure of Government Assistance” and SSAP 12 “Income Taxes” issued by the HKSA, which are effective for accounting periods commencing on or after 1 July 2002 and 1 January 2003, respectively.

Upon the adoption of SSAP 12 “Income Taxes” in 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Prior to 2003, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purpose and profit as stated in the income statement. A deferred tax asset was not recognised unless the related benefits are expected to crystallise in the foreseeable future. The adoption of the new SSAP 12 in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in the unaudited condensed consolidated statement of changes in equity, the change in the accounting policy has resulted in an increase of opening retained profits as of 1 January 2003 and 2002 by approximately RMB405,300,000 and RMB373,159,000, respectively, which represented the deferred tax assets relating to the provision for doubtful debts previously not recognised. This change has resulted in an increase in deferred tax assets at 1 January 2003 by approximately RMB405,300,000. The profit for the six months ended 30 June 2002 has also been reduced by approximately RMB114,775,000.

In addition, the adoption of SSAP 12 also resulted in an increase of the deferred tax assets of Unicom New Century as of 31 December 2002 by approximately RMB80,448,000, which had reduced the goodwill recorded by the Group arising from the acquisition of Unicom New Century on 31 December 2002 accordingly.

Since the impact of the adoption of the SSAP 35 “Government Grants and Disclosure of Government Assistance” on the Group’s financial statements is not significant, no prior period adjustment has been required.

3.                                      OPERATING REVENUE

Operating revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income and sales of telecommunication products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry (“MII”) and the provincial regulatory authorities.

Operating revenue is net of business tax and government surcharges.

4.                                      PROFIT BEFORE TAXATION

Profit before taxation is stated after charging and crediting the following:

		Unaudited Six months ended 30 June
	Note	2003	2002
		RMB’000	RMB’000

After charging/(crediting):

Share of losses from associated companies	7	—	1,312
Dividends from investment securities	7	(2,531)	(5,981)
Realised gains on trading securities	7	(7,902)	(1,569)
Unrealised gains on trading securities	7	(14,489)	(15,117)
Realised gains on investment securities	7	(3,345)	(385)

Interest income		(104,909)	(266,658)

Interest expense:	6	1,295,232	972,277
Less: amounts capitalised in construction-in-progress	6	(290,870)	(237,286)

Total interest expenses	6	1,004,362	734,991

Depreciation:
- Assets held under finance leases	17	6,077	4,844
- Other assets		7,842,294	5,080,057

Total depreciation	17	7,848,371	5,084,901

Amortisation of goodwill	18	58,140	22,409

Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	16(a)	3,104,225	65,796
Other amortisation	19	272,924	240,688

Total amortisation of other assets		3,377,149	306,484

Loss on disposal of property, plant and equipment	5	46,011	70,241

		Unaudited Six months ended 30 June
	Note	2003	2002
		RMB’000	RMB’000

After charging/(crediting):

Operating lease expense:
- Leased lines		403,716	368,289
- CDMA network capacities	28(a)	1,548,493	368,671
- Other leasing expense	5	412,747	272,131

Total operating lease expense		2,364,956	1,009,091

Provision (write-back) for doubtful debts:
- GSM Business		628,731	472,342
- CDMA Business		160,417	5,850
- Data and Internet Business		31,873	26,571
- Long Distance Business		26,944	22,312
- Paging Business		6,989	(323)

Total provision for doubtful debts	5	854,954	526,752

Cost of inventories		1,401,982	1,127,242

Write-down of inventories to net realisable value		25,308	2,821

(Reversal of) provision for impairment in value of investments in:
- Associated companies	21	—	(5,663)
- Investment securities	20	—	650

Total provision for impairment in investments		—	(5,013)

Personnel:
- Salaries and wages		1,738,736	996,198
- Contributions to defined contribution pension schemes	9	151,245	88,733
- Special monetary housing benefits	10	90,724	170,570
- Contributions to other housing fund		81,421	50,148
- Other housing benefits		162,222	103,613

Total personnel		2,224,348	1,409,262

Additional provision for impairment of property, plant and equipment	5, 17	535,068	—

Net exchange (gains) losses	7	(1,015)	21,018

5.                                      GENERAL, ADMINISTRATIVE AND OTHER EXPENSES

	Unaudited Six months ended 30 June
	2003	2002
	RMB’000	RMB’000

Operating lease rental expenses	412,747	272,131
Repair and maintenance expenses	608,690	280,095
Provision for doubtful debts	854,954	526,752
Loss on disposal of property, plant and equipment	46,011	70,241
Provisions for impairment of property, plant and equipment:
- Paging business (Note 17)	528,038	—
- Others	7,030	—
Traveling, entertainment and meeting expenses	500,769	136,486
Power and water charges	512,686	291,757
Office expenses	460,587	294,124
Other	657,650	663,950

	4,589,162	2,535,536

6.                                      FINANCE COSTS

	Unaudited Six months ended 30 June
	2003	2002
	RMB’000	RMB’000

Interest on bank loans repayable over 5 years	25,754	—
Interest on bank loans repayable within 5 years	1,269,478	972,277
Less: Amounts capitalised in construction-in-progress	(290,870)	(237,286)

Total interest expenses	1,004,362	734,991
Bank charges	14,982	26,276

	1,019,344	761,267

7.                                      OTHER EXPENSES (INCOME), NET

	Unaudited Six months ended 30 June
	2003	2002
	RMB’000	RMB’000

Share of losses from associated companies	—	1,312
Dividends from investment securities	(2,531)	(5,981)
Realised gains on trading securities	(7,902)	(1,569)
Unrealised gains on trading securities	(14,489)	(15,117)
Realised gains on investment securities	(3,345)	(385)
(Gains) losses from exchange difference	(1,015)	21,018
Other	39,267	(41,436)

	9,985	(42,158)

8.                                      TAXATION

Provision for taxation represents:

		Unaudited
		Six months ended 30 June
	Note	2003	As restated 2002
		RMB’000	RMB’000
			(Note 2)

Provision for PRC enterprise income tax on the estimated taxable profits for the period		1,092,848	337,395
Deferred taxation	2	(126,678)	506,039

		966,170	843,434

There is no Hong Kong profits tax liability as the Group did not have any assessable income sourced from Hong Kong for the six months ended 30 June 2003 and 2002.

The income tax liabilities of the Group were assessed as follows:

(a)          The tax liabilities of China Unicom Corporation Limited (the Company’s principal subsidiary in the PRC, hereinafter referred to as “CUCL”) and its wholly-owned subsidiaries for the six months ended 30 June 2003 and 2002 were assessed in accordance with FIE (“Foreign Investment Enterprises”) taxation requirements and on a consolidated basis as a single entity and settled income tax liabilities centrally in Beijing as approved by the tax authority;

(b)         The tax liabilities of Unicom New Century for the six months ended 30 June 2003 was assessed in accordance with FIE taxation requirements on a consolidated basis as a single entity; and

(c)          Various provincial branches/municipal cities of CUCL and Unicom New Century were granted a preferential treatment by tax authorities to assess their enterprise income tax at a rate of 15%. The remaining provincial branches were assessed at a tax rate of 33%.

The reconciliation of PRC enterprise income tax between the statutory tax rate of 33% applied to profit before taxation and the effective tax rate actually recorded in the income statement is as follows:

	Unaudited
	Six months ended 30 June
	2003	2002

PRC

Statutory tax rate of 33%	33.0%	33.0%
Non-deductible expenses	0.4	3.5
Effect of preferential tax rates	(4.7)	(4.6)
Investment tax credits (Note (a))	—	(2.0)

Effective PRC income tax rate	28.7%	29.9%

Hong Kong

Statutory tax rate of 17.5% (2002: 16.0%)	17.5%	16.0%
Non-taxable income:
- Interest income	(17.5)	(16.0)

Effective HK income tax rate	—	—

Total overall effective income tax rate	28.8%	28.3%

Tax effect of preferential tax rate is as follows:

	Unaudited
	Six months ended 30 June
	2003	2002

Aggregate amount (RMB in millions)	157.9	129.6
Per share effect (RMB)	0.013	0.010

Notes:

(a)          For the six months ended 30 June 2002, investment tax credits represented the tax credits relating to the additions of certain domestic equipment that were deductible against current income tax having obtained the tax approvals.

The movement of the deferred tax assets is as follows:

		Unaudited	Audited As restated
	Note	Six months ended 30 June 2003	Year 2002
		RMB’000	RMB’000
			(Note 2)

Balance, beginning of period		1,815,234	1,581,408
Acquisition of Unicom New Century		—	307,623
Deferred taxation credited/ (charged) to income statement		126,678	(559,545)
Change in accounting policy:
- Recognition of additional deferred tax assets in relation to provision for doubtful debts	2	—	485,748

Balance, end of period		1,941,912	1,815,234

Deferred taxation as of period-end represented the taxation effect of the following temporary differences:

	Unaudited	Audited As restated
	30 June 2003	31 December 2002
	RMB’000	RMB’000
		(Note 2)

Deferred tax assets:
Interest on loans from CCF joint ventures	235,859	287,998
Loss arising from terminations of CCF Arrangements	286,943	309,813
Income tax on advances from customers for telephone cards	319,725	471,657
Provision for impairment loss for property, plant and equipment	294,781	112,994
Provision for impairment loss for goodwill and difference in amortisation period	35,925	40,498
Provision for doubtful debts of Paging Business	16,740	38,673
Provision for doubtful debts of Cellular Business	718,310	485,748
Write-off of other assets to income statement	12,178	17,662
Write-down of inventories to net realizable value	39,675	31,260
Amortisation of retirement benefits	37,654	37,379
Additional depreciation deductible for tax purpose	124,596	171,091
Differences on tax basis for the residual value of property, plant and equipment	34,696	19,634
Other	91,020	68,152

	2,248,102	2,092,559

Deferred tax liabilities:
Accelerated depreciation for tax purpose	(56,920)	(76,468)
Capitalised interest already deducted for tax purpose	(249,270)	(200,857)

	(306,190)	(277,325)

Net deferred tax assets	1,941,912	1,815,234
Less: Current portion of deferred tax assets	(1,116,638)	(988,666)

	825,274	826,568

9.                                      RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the pension scheme at the rate of 19% for the six months ended 30 June 2003 (2002: 19%) of the employees’ basic salaries. Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions. For the six months ended 30 June 2003, accrued retirement benefit contributions amounted to approximately RMB151,245,000 (2002: RMB88,733,000).

10.                               HOUSING BENEFITS

In 2001, the Group finalised its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees.

For the six months ended 30 June 2003 and 2002, certain provinces were expected to achieve the annual performance budget and thus were approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the six months ended 30 June 2003 and 2002 amounted to approximately RMB90,724,000 and RMB170,570,000 respectively. The remaining provinces have not accrued for these special monetary housing benefits since they are not expected to achieve their annual performance budget in 2003 and accordingly no provision for such benefits was made.

11.                               DISTRIBUTION OF PROFITS ATTRIBUTABLE TO SHAREHOLDERS

(a)          At the annual general meeting held on 12 May 2003, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended 31 December 2002 totalling RMB1,255,299,607 (2002: Nil) which has been reflected as an appropriation of retained profits for the six months ended 30 June 2003. As of 30 June 2003, such dividends have been fully paid by the Company.

(b)         As stated in Note 2, the change in accounting policy on income taxes has resulted in an increase of distributable reserves to shareholders of CUCL for the year ended 31 December 2002 and 2001 respectively. As result, CUCL appropriated additional statutory reserves amounting to approximately RMB40,530,000 in 2003 (2002: RMB37,316,000).

(c)          During the six months ended 30 June 2003, the Group has not made any appropriation to reserves or declared any dividends to the shareholders (2002: Nil).

12.                               EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2003 and 2002 were computed by dividing the profit attributable to shareholders of approximately RMB2,385,273,000 and RMB2,136,755,000 (restated) respectively, by the weighted average number of 12,552,996,070 ordinary shares in issue during the periods.

Diluted earnings per share for the six months ended 30 June 2003 and 2002 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the potential dilutive ordinary shares. All potential dilutive shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme (see Note 27).

There was no dilution of earnings per share for both periods after taking into account the dilutive effect of the share options. For the six months ended 30 June 2003, anti-dilutive shares arising from the share options of approximately 60,735,000 shares (2002: 33,841,000 shares) were not included in the calculation of diluted earnings per share.

13.                               TRADING SECURITIES

Trading securities represented listed equity securities in the PRC, which are carried at fair value. The realised gains on trading securities for the six months ended 30 June 2003 amounted to approximately RMB7,902,000 (2002: RMB1,569,000) and the unrealised gains amounted to RMB14,489,000 (2002: RMB15,117,000). There have been no significant changes in the fair values of the listed securities after the balance sheet date.

14.                               ACCOUNTS RECEIVABLE, NET

	Unaudited	Audited
	30 June 2003	31 December 2002
	RMB’000	RMB’000

Accounts receivable for GSM services	4,403,567	3,920,821
Accounts receivable for CDMA services	1,253,657	1,004,754
Accounts receivable for Data and Internet services	522,445	410,479
Accounts receivable for Long Distance services	496,867	543,838
Accounts receivable for Paging services	176,742	181,348

Sub-total	6,853,278	6,061,240

Less: Provision for doubtful debts for GSM services	(2,005,538)	(1,466,803)
Provision for doubtful debts for CDMA services	(223,194)	(62,821)
Provision for doubtful debts for Data and Internet services	(130,902)	(99,214)
Provision for doubtful debts for Long Distance services	(87,022)	(60,176)
Provision for doubtful debts for Paging Business	(41,084)	(44,958)

	4,365,538	4,327,268

The aging analysis of accounts receivable was as follows:

	Unaudited	Audited
	30 June 2003	31 December 2002
	RMB’000	RMB’000

Not yet due within credit period	3,211,353	2,818,296
Due within three months	1,407,029	1,311,930
Three months to six months	434,464	464,750
Six months to one year	498,961	769,718
More than one year	1,301,471	696,546

	6,853,278	6,061,240

The normal credit period granted by the Group is on average 30 days from the date of invoice.

Provision for doubtful debts was analysed as follows:

	Unaudited	Audited
	30 June 2003	Year 2002
	RMB’000	RMB’000

Balance, beginning of period	1,733,972	1,005,937
Provision for the period	854,954	971,989
Acquisition of Unicom New Century	—	327,936
Written-off for the period	(101,186)	(571,890)

Balance, end of period	2,487,740	1,733,972

15.                               INVENTORIES

	Unaudited	Audited
	30 June 2003	31 December 2002
	RMB’000	RMB’000

Handsets	864,657	2,357,577
Telephone cards	801,223	672,728
Pagers	64,655	77,134
Other	146,100	122,464

	1,876,635	3,229,903

16.                               PREPAYMENTS AND OTHER CURRENT ASSETS

		Unaudited	Audited
	Note	30 June 2003	31 December 2002
		RMB’000	RMB’000

Prepaid rental		169,202	85,185
Deposits and prepayments		1,552,503	1,069,939
Interest receivable		17,489	37,780
Advances to employees		157,044	106,749
Deferred customer acquisition costs of certain contractual CDMA subscribers	(a)	491,742	508,596
Other		597,535	765,515

		2,985,515	2,573,764

The aging analysis of prepayments and other current assets was as follows:

	Unaudited	Audited
	30 June 2003	31 December 2002
	RMB’000	RMB’000

Within one year	2,641,105	2,227,594
Over one year	344,410	346,170

	2,985,515	2,573,764

Notes:

(a)          As part of the arrangement with certain CDMA contractual subscribers under special promotion packages, CDMA mobile phone handsets were provided to certain subscribers for their use at no additional cost during specified contract periods ranging from 6 months to 2 years.

Under the terms of these contracts, subscribers are required to spend a minimum amount of service fees during the contract period. In addition, to secure future performance, these subscribers are also required to (i) prepay service fees or deposits, (ii) maintain a restricted bank deposits in a designated commercial banks to secure the minimum contract amount, or (iii) provide the Group with a guarantor who will compensate the Group for any loss upon their non-performance. The costs of CDMA handsets under the above contractual arrangements are treated as deferred customer acquisition costs, to the extent recoverable based on management periodic assessment, and are amortised over the contractual period (not exceeding 2 years) to match with the Group’s minimum contract revenue.

For the six months ended 30 June 2003, amortisation of these deferred customer acquisition costs amounted to approximately RMB3,104 million (2002: RMB66 million), which was recorded in “selling and marketing” expenses. As of 30 June 2003, the carrying amount of unamortised deferred customer acquisition costs totaled approximately RMB5,733 million, with approximately RMB492 million (2002: RMB509 million) recorded in “prepayment and other current assets” (for contract period within 1 year) and with approximately RMB5,241 million (2002: RMB5,474 million) recorded in “other assets” (for contract period over 1 year) (See Note 19).

As of 30 June 2003, the carrying amount of prepaid service fees and deposits obtained by the Group under the above contracts amounted to RMB2,190 million (2002: RMB2,775 million).

17.                               PROPERTY, PLANT AND EQUIPMENT, NET

	Unaudited						Audited
	Six months ended 30 June 2003						Year 2002
	Land use rights and buildings	Telecommun- ications equipment	Office furniture, fixtures and others	Leasehold improvements	Construction- in- progress	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost or valuation:
Beginning of period	10,355,012	102,924,638	4,671,149	947,561	19,419,349	138,317,709	96,074,270
Additions	42,769	111,645	68,482	8,717	8,200,833	8,432,446	19,365,121
Acquisition of Unicom New Century	—	—	—	—	—	—	23,330,775
Transfer from CIP	718,729	4,858,452	349,987	14,421	(5,941,589)	—	—
Disposals	(11,267)	(300,631)	(168,007)	(17,152)	—	(497,057)	(452,457)

End of period	11,105,243	107,594,104	4,921,611	953,547	21,678,593	146,253,098	138,317,709

Representing:
At cost	8,402,163	107,594,104	4,921,611	953,547	21,678,593	143,550,018	135,614,629
At valuation	2,703,080	—	—	—	—	2,703,080	2,703,080

	11,105,243	107,594,104	4,921,611	953,547	21,678,593	146,253,098	138,317,709

Accumulated depreciation and impairment:

Beginning of period	1,067,005	27,665,564	1,667,089	416,875	14,547	30,831,080	20,325,835
Charge for the period	270,534	7,091,988	406,273	79,576	—	7,848,371	10,850,681
Impairment losses	—	526,030	—	—	9,038	535,068	—
Disposals	(1,098)	(270,951)	(153,796)	(17,152)	—	(442,997)	(345,436)

End of period	1,336,441	35,012,631	1,919,566	479,299	23,585	38,771,522	30,831,080

Net book value:
End of period	9,768,802	72,581,473	3,002,045	474,248	21,655,008	107,481,576	107,486,629

Beginning of year	9,288,007	75,259,074	3,004,060	530,686	19,404,802	107,486,629	75,748,435

There was no property, plant and equipment pledged to banks as loan security as of 30 June 2003 (2002: Nil).

As of 30 June 2003, prepayments for property, plant and equipment to be used in construction amounting to approximately RMB2,491 million (2002: RMB4,164 million) have been included in construction-in-progress.

For the six months ended 30 June 2003, interest of approximately RMB291 million (2002: RMB237 million) was capitalised to construction-in-progress.

As of 30 June 2003, the cost or valuation of land use rights (located in the PRC) and the accumulated depreciation amounted to approximately RMB473 million and RMB84 million respectively (2002: RMB348 million and RMB77 million).

Land use rights and buildings of the Group as of 31 March 2000 were valued by Sallmanns (Far East) Ltd., registered property valuers in Hong Kong, using the replacement cost or open market value approach, as appropriate. The resulting revaluation surplus and deficit amounted to RMB177 million and RMB28 million, respectively. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB4.4 million for the six months ended 30 June 2003 (2002: RMB4.4 million). The revaluation deficit was charged to the income statement during the year ended 31 December 2000. As of 30 June 2003, for these land use right and buildings stated at revalued amounts, their carrying amount would have been approximately RMB1,979 million (2002: RMB2,032 million) had they been carried at cost less accumulated depreciation.

As of 30 June 2003, net book value of telecommunications equipment held under finance leases amounted to approximately RMB153 million (2002: RMB159 million).

Impairment of assets for the Paging Business:

Management conducts an impairment assessment at each balance sheet date to identify whether the carrying values of the property, plant and equipment may be impaired. In 2003, the Group conducted such re-assessment of the recoverable amount of the paging assets based on the best estimates of the discounted net future cash flows expected to be generated from the Paging Business in the future years. Management has made key assumptions and estimations on the appropriate discount rate adopted (8% per annum), the period covered by the cash flow forecast, the impact of the continuous decline of traditional paging business, the future loss of subscribers, the expected trend in average revenue per subscriber, as well as incremental cash flows arising from new paging businesses and the effects of the adoption of cost reduction plans. All these assumptions and estimations are made based on historical trends adjusted for the current market situation (including physical conditions of these assets) and the forecast of the future development of new value-added paging businesses.

Based on the updated analysis and the worsening trend of the decline of the traditional paging business in the first half of 2003, despite the continuous growth of new value-added paging businesses, the Group expected that the related incremental future cash inflows to be generated from these new paging services could unlikely offset the effects of the rapid decline of the traditional paging business in future. Consequently, based on the latest estimate of the discounted future net cash flows expected to arise from the continuing operations of the Paging Business, after considering the unexpected rapid decline of the traditional paging business in the first half of 2003, the Group concluded that the carrying amount of paging assets as of 30 June 2003 had exceeded their expected recoverable amounts. Accordingly, the Group has recorded an additional impairment loss for property, plant and equipment of the Paging Business amounting to approximately RMB528 million for the six months ended 30 June 2003 (2002: Nil). As of 30 June 2003, the balance of provision for impairment loss for the property, plant and equipment of Paging Business amounted to RMB1,001 million (2002: RMB473 million).

In addition, the Group has also recognised losses on disposal of property, plant and equipment of approximately RMB46 million for the six months ended 30 June 2003 (2002: RMB70 million).

18.                               GOODWILL

	Unaudited	Audited As restated
	30 June 2003	31 December 2002
	RMB’000	RMB’000
		(Note 2)

Cost	525,431	525,431
Goodwill arising from acquisition of the Unicom New Century (Note 2)	2,284,749	2,284,749

	2,810,180	2,810,180

Less: Accumulated amortisation	(379,852)	(321,712)
Impairment losses	(202,697)	(202,697)

	2,227,631	2,285,771

In 2002, goodwill arising from the acquisition represented the excess of costs of investment in Unicom New Century of RMB4,909 million over the fair value of the net assets acquired amounting to RMB2,624 million as of 31 December 2002. Such goodwill is amortised over 20 years on a straight-line method based on the estimated economic beneficial period.

Prior to 2002, goodwill represented the excess of purchase consideration over the fair values of the separately identifiable assets acquired by Guoxin Paging Corporation Ltd. (a subsidiary of the CUCL, “Guoxin”) for (i) certain local Paging Businesses during its restructuring in 1998 and (ii) minority interests in the provincial subsidiaries of Guoxin.

The amortisation charge of goodwill for the six months ended 30 June 2003 amounted to approximately RMB58,140,000 (2002: RMB22,409,000).

19.                               OTHER ASSETS

		Unaudited	Audited
	Note	30 June 2003	31 December 2002
		RMB’000	RMB’000

Interconnection facilities		538,521	568,099
Prepaid rental and leased line		1,473,665	1,405,431
Other		951,667	869,558

		2,963,853	2,843,088
Less: Accumulated amortisation		(1,441,407)	(1,299,029)

		1,522,446	1,544,059

Deferred customer acquisition costs of certain contractual CDMA subscribers	16(a)	5,241,034	5,474,164

		6,763,480	7,018,223

Amortisation of other assets, excluding deferred customer acquisition costs, for the six months ended 30 June 2003 amounted to approximately RMB272,924,000 (2002: RMB174,892,000).

20.                               INVESTMENT SECURITIES

	Unaudited	Audited
	30 June 2003	31 December 2002
	RMB’000	RMB’000

Unlisted equity securities in the PRC, at cost	109,160	111,863
Less: Provision for impairment in losses	(6,215)	(6,215)

	102,945	105,648

21.                               INVESTMENT IN ASSOCIATED COMPANIES

	Unaudited	Audited
	30 June 2003	31 December 2002
	RMB’000	RMB’000

Cost	41,656	37,036
Share of net assets	(16,618)	(11,998)

	25,038	25,038

Less: Provision for impairment in losses	(21,224)	(21,224)

	3,814	3,814

Full provision for impairment of investment in certain associated companies was made in 2001 when the Group judged that the recoverable amount of these investments would be minimal based on the estimated discounted future net cash flows of the investments. In view of the persistent poor operating results of these associated companies, management concluded that the impairments had not been temporary.

22.                               PAYABLES AND ACCRUED LIABILITIES

		Unaudited	Audited
	Note	30 June 2003	31 December 2002
		RMB’000	RMB’000

Payables to contractors and equipment suppliers		11,101,008	13,703,912
Accrued expenses		1,346,939	1,139,645
Payables to telecommunications products suppliers		1,600,194	2,395,928
Customer deposits		926,246	784,156
Salary and welfare payables		941,402	775,668
Other	(a)	717,481	1,012,652

		16,633,270	19,811,961

Note:

(a)          Other includes miscellaneous accruals for housing fund and other government surcharges.

The aging analysis of payables and accrued liabilities was as follows:

	Unaudited	Audited
	30 June 2003	31 December 2002
	RMB’000	RMB’000

Less than six months	9,956,876	14,887,342
Six months to one year	4,029,460	2,521,886
More than one year	2,646,934	2,402,733

	16,633,270	19,811,961

23.                               SHORT-TERM BANK LOANS

Interest rates on short-term bank loans ranged from 4.54% to 5.31% per annum for the six months ended 31 June 2003 (2002: 4.54% to 5.56% per annum).

As of 30 June 2003, short-term bank loans of approximately RMB90 million (2002: RMB463 million) were guaranteed by Unicom Group.

As of 30 June 2003, short-term bank loans of approximately RMB209 million (2002: RMB209 million) were secured by the future service fee revenue to be generated by the cellular operations.

24.                               LONG-TERM BANK LOANS

		Unaudited	Audited
	Interest rate and final maturity	30 June 2003	31 December 2002
		RMB’000	RMB’000

Renminbi denominated bank loans	Fixed interest rate ranging from 4.78% to 6.03% (2002: 4.54% to 6.24% per annum with maturity through 2008 (2002: maturity through 2008)
- secured		15,805,222	24,627,646
- unsecured		20,687,276	18,518,021

		36,492,498	43,145,667

The repayment schedule of the long-term bank loans was as follows:

	Unaudited	Audited
	30 June 2003	31 December 2002
	RMB’000	RMB’000

Balances due:
- not later than one year	6,355,286	5,459,505
- later than one year and not later than two years	13,148,556	4,825,581
- later than two years and not later than five years	16,661,016	32,581,222
Thereafter	327,640	279,359

	36,492,498	43,145,667
Less: Portion classified as current liabilities	(6,355,286)	(5,459,505)

	30,137,212	37,686,162

As of 30 June 2003, long-term bank loans were secured by the following:

(i)             approximately RMB15,485 million (2002: RMB24,308 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches and RMB2,515 million (2002: RMB3,471 million) of which was also guaranteed by Unicom Group;

(ii)          approximately RMB320 million (2002: RMB320 million) of long-term bank loans were secured by certain bank accounts of the Group; and

(iii)       in addition to the above, approximately RMB7,862 million (2002: RMB9,164 million) of long-term bank loans above were guaranteed by Unicom Group.

25.          OBLIGATIONS UNDER FINANCE LEASES

Obligations under finance leases were analysed as follows:

	Unaudited	Audited
	30 June 2003	31 December 2002
	RMB’000	RMB’000

Total minimum lease payments under finance leases repayable:
- not later than one year	21,605	17,284
- later than one year and not later than five years	34,659	34,659
- later than five years	150,074	154,395

	206,338	206,338
Less: Future finance charges	(84,713)	(88,243)

Present value of minimum obligations	121,625	118,095

Representing obligations under finance leases:
- current liabilities	21,114	16,793
- non-current liabilities	100,511	101,302

	Unaudited	Audited
	30 June 2003	31 December 2002
	RMB’000	RMB’000

The present value of obligations under finance leases:
- not later than one year	21,114	16,793
- later than one year and not later than five years	28,224	28,224
- later than five years	72,287	73,078

	121,625	118,095

Less: Portion classified as current liabilities	(21,114)	(16,793)

	100,511	101,302

Interest rate of obligations under finance leases is at 6% per annum.

26.                               SHARE CAPITAL

	Unaudited	Audited
	30 June 2003	31 December 2002
	HK$’000	HK$’000

Authorised:
30,000,000,000 ordinary shares of HK$ 0.1 each	3,000,000	3,000,000

	Unaudited			Audited
	30 June 2003			31 December 2002
	Number of shares (‘000)	HK$’000	RMB equivalent RMB’000	Number of shares (‘000)	HK$’000	RMB equivalent RMB’000

Issued and fully paid:
Unicom BVI	9,725,000	972,500	1,030,850	9,725,000	972,500	1,030,850
Public investors	2,827,996	282,799	300,521	2,827,996	282,799	300,521

	12,552,996	1,255,299	1,331,371	12,552,996	1,255,299	1,331,371

27.                               SHARE OPTION SCHEME

The Company adopted a share option scheme (the “Share Option Scheme”) and a fixed award pre-global offering share scheme (“Pre-Global Offering Share Option Scheme”) on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules.

As of 30 June 2003, information of outstanding options were summarised as follows:

Date of options granted	The period during which an option may be exercised	The price per share to be paid on exercise of options		Number of options outstanding as of 30 June 2003

Options granted under the Share Option Scheme:

30 June 2001	30 June 2001 to 21 June 2010	HK$	15.42	6,508,000

2 August 2002	10 July 2003 to 9 July 2008	HK$	6.18	34,642,800

21 May 2003 (Note (a))	21 May 2004 to 20 May 2009	HK$	4.30	105,590,000

30 May 2003 (Note (a))	21 May 2004 to 20 May 2009	HK$	4.66	366,000

Options granted under the Pre-Global Offering Share Option Scheme:

22 June 2000	22 June 2002 to 21 June 2010	HK$	15.42	25,436,600

				172,543,400

Note (a):

According to resolutions passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 21 May 2003 and 30 May 2003, a total of 105,590,000 share options and 366,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i)             an aggregate of 3,298,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)          the exercise price per share option was HK$4.30 and HK$4.66 respectively; and

(iii)       the period during which an option may be exercised commences from the date of offer but no later than 6 years from the date of the offer date with the following portions:

Periods	Portions

21 May 2004 to 20 May 2009	40%
21 May 2005 to 20 May 2009	30%
21 May 2006 to 20 May 2009	30%

No options have been exercised since the date of grant under the amended Share Option Scheme and the amended Pre-Global Offering Share Option Scheme and up to the date when the Board of Directors approved this condensed interim accounts.

28.                               RELATED PARTY TRANSACTIONS

The table set forth below summarises the name of significant related parties and nature of relationship with the Company as of 30 June 2003:

Name of related parties	Nature of relationship with the Company

China United Telecommunications Corporation (“Unicom Group”)	Ultimate parent company
Unicom NewSpace Co., Ltd (“Unicom NewSpace”)	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. (“Unicom Xingye”)	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited (“Beijing Xingye”)	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (“ Unicom I/E Co”)	A subsidiary of Unicom Group
China Unicom International Limited (“Unicom International”)	A subsidiary of Unicom Group
Unicom International (HK) Limited (“Unicom International (HK)”)	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”)	A subsidiary of Unicom Group
China Unicom Corporation Limited (“CUCL”)	A subsidiary of the Company
Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”)	A subsidiary of the Company
Guoxin Paging Corporation Ltd. (“Guoxin”)	A subsidiary of the CUCL
Unicom Guomai Communications Corporation Limited (“Unicom Guomai”)	A subsidiary of the Guoxin

(a)         Transactions with Unicom Group

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. In the Director’s opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	Unaudited
	Six months ended 30 June
Transactions with Unicom Group and its subsidiaries:	2003	2002
	RMB’000	RMB’000

Interconnection and roaming revenues	473,687	682,834
Interconnection and roaming charges	125,177	146,066
Rental charges for premises, equipment and facilities	12,440	10,356
Rental income for premises and facilities	6,867	—
Revenue for leasing of transmission line capacity	96,700	277,614
Sales of CDMA mobile handsets	10,775	358,740
Charges for the international gateway services	6,666	6,732
Leasing of satellite transmission capacity	16,330	31,117
Purchase of telecom cards	640,957	528,574
CDMA network capacity lease rental	1,548,493	368,671
Commission expenses for sales agency services incurred for telecom cards	9,038	8,972
Agency fee incurred for procurement of telecommunications equipment	5,242	68,916
Rental for the PRC corporate office	—	5,066
Sales of telecommunications equipment	3,369	—

Information presented above for the six months ended 30 June 2003 also comprised new related party transactions between Unicom New Century and Unicom Group and its subsidiaries after the acquisition of Unicom New Century by the Company on 31 December 2002. The nature, terms and conditions of these new related party transactions of Unicom New Century are substantially the same as the Group’s, which have been set forth in the shareholders’ circular “Connected Transactions and Renewal of Waiver for Existing Connected Transactions” of the Company issued on 29 November 2002 and the Company’s 2002 annual report.

Prior to 31 December 2002, the Group’s transactions with Unicom New Century (previously a subsidiary of Unicom Group) were treated as related party transactions, and had been included in the related party transactions described above for the six months ended 30 June 2002. Such transactions mainly included (i) interconnection and roaming revenues, (ii) interconnection and roaming charges, (iii) revenue for leasing of transmission line capacity and (iv) sales of CDMA mobile handsets. Upon the acquisition of Unicom New Century, these transactions become inter-group transactions and have been eliminated in the Group’s consolidated financial statements starting from 1 January 2003.

(b)         Amounts due from and to related parties/Unicom Group

Amounts due from and to related parties or Unicom Group are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of transactions with Unicom Group or the subsidiaries of Unicom Group as described in (a) above.

(c)          Short-term loans from Unicom Group

As of 31 December, 2002, short-term loans from Unicom Group represented loans provided by Unicom Group to relevant branches of Unicom New Century to finance the operations of the Cellular Business. These loans were borrowed by Unicom Group from banks at the interest rate of 4.54%. These bank loans were identified as attributable to the relevant branches of Unicom New Century based on the amount of funds actually utilised by the relevant branches of Unicom New Century. The corresponding interest expenses were also charged to these relevant branches based on funds actually utilised. All these loans were guaranteed by Unicom Group. As of 30 June 2003, such loans have already been fully repaid by the Group.

(d)         Bank loans guaranteed by Unicom Group

As of 30 June 2003, the Group has approximately RMB10,377 million (2002: RMB12,635 million) of long-term bank loans and RMB90 million (2002: RMB463 million) of short-term bank loans guaranteed by Unicom Group.

29.                               TRANSACTIONS WITH DOMESTIC CARRIERS

The Group’s telecommunications networks depend, in large part, on interconnection with domestic carriers’ public switched telephone network and on transmission lines leased from major domestic carriers. Major domestic carriers include China Telecommunications Corporation and its subsidiaries (“China Telecom”), China Mobile Communications Corporation and its subsidiaries (“China Mobile”) and China Netcom Corporation and its subsidiaries (“China Netcom”).

(a)         Transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

		Unaudited
		Six months ended 30 June
	Note	2003	2002
		RMB’000	RMB’000

Interconnection revenue	(i)	665,224	260,722
Interconnection charges	(i)	2,313,318	1,068,192
Leased line rental income	(ii)	99,272	—
Leased line charges	(ii)	335,955	231,462
Operating lease charges	(iii)	3,106	8,343
Agency fee on collection of revenue	(iv)	1,832	2,160

Note:

(i)             The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group’s networks and the public switched telephone network of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.

(ii)          Leased line charges are paid or payable to domestic carriers by the Group for the provision of leasing transmission line. At the same time, the Group leases transmission line to domestic carriers and leased line rental income represents the amount received or receivable from them. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.

(iii)       Guoxin has signed operating lease agreements with the relevant domestic carriers for the use of certain land and buildings. The rentals are based on the market rates in the locality of the land and building.

(iv)      Guoxin has signed agency agreements with the relevant domestic carriers for sales agency services based on standard commission rates, being the prevailing market rates in the locality. Charges for collection services are calculated at a fixed percentage of fees collected from subscribers.

(b)         Amounts due from and to domestic carriers

	Unaudited 30 June 2003	Audited 31 December 2002
	RMB’000	RMB’000

Amounts due from domestic carriers
- revenue collected on behalf of Guoxin	313,933	260,578
- less: provision for doubtful debts	(40,373)	(49,116)

	273,560	211,462
Amounts due to domestic carriers
- payables for interconnection charges, leased lines, operating leases and agency fees, etc.	1,166,698	1,123,580

Long-term payable due to domestic carriers
- payables for obligations under finance leases:
- current portion of obligations under finance leases	21,114	16,793
- obligations under finance leases	100,511	101,302

	121,625	118,095

All amounts due from and to domestic carriers were unsecured, non-interest bearing and repayable within one year.

Long-term payable for obligations under finance lease was related to the leasing of certain subsea transmission cables from a domestic carrier for a period of 25 years (see Note 25).

30.                               SEGMENT INFORMATION

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance.

The Group organises its business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

•                  GSM Business — the provision of GSM telephone and related services;

•                  CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement of CDMA network capacities from Unicom New Horizon;

•                  Data and Internet Business — the provision of domestic and international data, Internet and other related services;

•                  Long Distance Business — the provision of domestic and international long distance and other related services; and

•                  Paging Business — the provision of paging and related services.

The operating segments are managed separately because each operating segment represents a strategic business unit that provides various kinds of telecommunication services. All the operating segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations.

The Group’s primary measure of segment results is based on segment profit or loss before taxation.

(a)         Business segments

	Unaudited
	Six months ended 30 June 2003
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating Revenue (Turnover):
Usage fee	14,391,597	5,083,572	1,126,373	603,604	—	—		21,205,146
Monthly fee	3,595,350	1,565,555	4,524	—	396,930	—		5,562,359
Interconnection revenue	821,812	215,620	163,534	145,501	645	—		1,347,112
Leased lines rental	—	—	239,242	331,470	—	—		570,712
Other revenue	1,232,250	342,975	43,192	15,202	329,357	—		1,962,976

Total services revenue	20,041,009	7,207,722	1,576,865	1,095,777	726,932	—		30,648,305
Sales of telecommunications products	476,322	636,229	2,328	361	203,699	—		1,318,939

Total operating revenue from external customers	20,517,331	7,843,951	1,579,193	1,096,138	930,631	—		31,967,244
Intersegment revenue	9,490	997	766,793	349,218	101,375	—	(1,227,873)	—

Total operating revenue	20,526,821	7,844,948	2,345,986	1,445,356	1,032,006	—		31,967,244
Operating expenses:
Leased lines and network capacities	(161,726)	(1,597,185)	(141,374)	(18,448)	(44,435)	—	10,959	(1,952,209)
Interconnection charges	(2,427,999)	(614,556)	(305,371)	(345,044)	—	—	1,115,540	(2,577,430)
- Depreciation and amortisation	(6,545,994)	(169,688)	(621,014)	(167,317)	(629,702)	(2,982)	(42,738)	(8,179,435)
Personnel	(1,329,016)	(286,710)	(226,152)	(150,602)	(217,539)	(14,329)		(2,224,348)
Selling and marketing	(1,912,851)	(4,349,367)	(269,090)	(145,260)	(62,778)	—	1,451	(6,737,895)
General, administrative and other expenses	(2,785,766)	(569,320)	(309,165)	(203,404)	(702,000)	(19,997)	490	(4,589,162)
Cost of telecommunications products sold	(405,012)	(831,348)	(5,932)	(1,026)	(285,054)	—	99,722	(1,428,650)

Total operating expenses	(15,568,364)	(8,418,174)	(1,878,098)	(1,031,101)	(1,941,508)	(37,308)		(27,689,129)

Operating profit (loss)	4,958,457	(573,226)	467,888	414,255	(909,502)	(37,308)		4,278,115
Interest income	30,721	2,688	1,776	1,169	4,533	64,022		104,909
Finance costs	(959,690)	(15,961)	(15,085)	(25,717)	(2,984)	93		(1,019,344)
Other (expense) income, net	(20,555)	(1,209)	(8,763)	147	20,395	—		(9,985)

Segment profit (loss) before taxation	4,008,933	(587,708)	445,816	389,854	(887,558)	26,807		3,353,695

Taxation								(966,170)

Profit after taxation								2,387,525
Minority interests								(2,252)

Profit attributable to shareholders								2,385,273

Other information:
Provision (write-back) for doubtful debts	628,731	160,417	31,873	26,944	6,989	—		854,954

Impairment loss recognised in the income statement	—	—	7,030	—	528,038	—		535,068

Capital expenditures for segment assets (1)	3,549,753	—	1,327,412	1,691,980	20,128	1,552,295		8,141,568

	Unaudited
	Six months ended 30 June 2002
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating Revenue (Turnover):
Usage fee	9,766,465	243,819	952,605	526,369	—	—		11,489,258
Monthly fee	2,073,919	86,098	8,256	—	1,119,141	—		3,287,414
Interconnection revenue	715,797	18,200	173,758	264,662	—	—		1,172,417
Leased lines rental	—	—	139,198	318,968	—	—		458,166
Other revenue	382,120	5,913	35,167	5,103	111,880	—		540,183

Total services revenue	12,938,301	354,030	1,308,984	1,115,102	1,231,021	—		16,947,438
Sales of telecommunications products	376,241	99,912	—	—	567,253	—		1,043,406

Total operating revenue from external customers	13,314,542	453,942	1,308,984	1,115,102	1,798,274	—		17,990,844
Intersegment revenue	—	—	289,370	415,550	400,582	—	(1,105,502)	—

Total operating revenue	13,314,542	453,942	1,598,354	1,530,652	2,198,856	—		17,990,844
Operating expenses:
Leased lines and network capacities	(174,423)	(384,086)	(53,908)	(46,539)	(78,004)	—		(736,960)
Interconnection charges	(1,625,489)	(32,049)	(163,877)	(200,677)	—	—	753,908	(1,268,184)
- Depreciation and amortisation	(3,976,010)	(51,103)	(296,474)	(293,666)	(728,173)	(2,572)		(5,347,998)
Personnel	(720,478)	(97,799)	(169,857)	(118,964)	(288,575)	(13,589)		(1,409,262)
Selling and marketing	(1,228,698)	(212,711)	(385,210)	(143,431)	(119,916)	—		(2,089,966)
General, administrative and other expenses	(1,705,902)	(149,072)	(186,095)	(133,310)	(330,792)	(30,365)		(2,535,536)
Cost of telecommunications products sold	(468,128)	(129,858)	—	—	(914,713)	—	345,190	(1,167,509)

Total operating expenses	(9,899,128)	(1,056,678)	(1,255,421)	(936,587)	(2,460,173)	(46,526)		(14,555,415)

Operating profit (loss)	3,415,414	(602,736)	342,933	594,065	(261,317)	(46,526)		3,435,429
Interest income	25,884	2,939	3,310	3,321	11,902	219,302		266,658
Finance costs	(644,000)	(964)	(36,472)	(65,201)	(368)	(14,262)		(761,267)
Other (expense) income, net	(1,545)	58	(1,209)	604	35,979	8,271		42,158

Segment profit (loss) before taxation	2,795,753	(600,703)	308,562	532,789	(213,804)	166,785		2,982,978

Taxation								(843,434)

Profit after taxation								2,139,544
Minority interests								(2,789)

Profit attributable to shareholders								2,136,755

Other information:
Provision (write-back) for doubtful debts	472,342	5,850	26,571	22,312	(323)	—		526,752

Impairment loss recognised in the income statement	—	—	—	—	—	—		—

Capital expenditures for segment assets (1)	3,449,960	—	2,504,426	1,419,917	139,039	1,459,223		8,972,565

	Unaudited As of 30 June 2003
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	97,506,360	4,776,788	8,464,964	14,364,942	6,651,909	56,874,465	(47,435,561)	141,203,867

Total segment liabilities	58,894,369	5,431,989	3,459,237	3,458,651	1,521,469	91,636		72,857,351

	Audited As of 31 December 2002
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	97,888,808	5,724,427	7,081,704	13,876,837	8,410,871	58,016,167	(41,370,609)	149,628,205

Total segment liabilities	67,666,655	5,788,290	2,785,794	3,826,692	2,205,343	136,639		82,409,413

(1)          Capital expenditures classified under “unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

(b)         Geographical segments

The Group’s services users are mainly in the PRC. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total consolidated revenue from sales to all external customers.

Although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group’s principal activities are conducted in the PRC. For the six months ended 30 June 2003, substantially all capital expenditures were incurred to acquire assets located in the mainland China. There is no other geographical segment with segment assets equal to or greater than 10% of the total assets of all geographical segments.

31.                               ACQUISITION

Unicom New Century was a limited liability company established in the PRC on 16 July 2002 to engage in the provision of GSM and CDMA cellular telecommunications services in 8 provinces and 1 municipality in the PRC, namely, Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Guangxi, Xinjiang, Shaanxi and Chongqing. The GSM Businesses and the relevant net assets were previously owned and operated by various branches of Unicom Group.

Pursuant to the ordinary resolution passed by the Company’s Board of Directors on 20 November 2002 and extraordinary general meeting passed by the Company’s shareholders on 23 December 2002, the Company acquired the entire equity interests of Unicom New Century (via intermediary holding company, Unicom New Century (BVI) Limited) by a cash consideration of RMB4,909 million (including other direct costs of acquisition of RMB109 million). Thereafter, Unicom New Century has become a wholly-owned subsidiary of the Company.

The aforementioned acquisition of Unicom New Century became effective on 31 December 2002 when all the conditions to the acquisition were satisfied and cash consideration was settled by the Group. The Company has adopted the purchase method of accounting to account for this acquisition. The total fair value of the identifiable assets and liabilities of Unicom New Century as of 31 December 2002 amounted to approximately RMB2,624 million, the excess of purchase consideration over the fair value of identifiable assets and liabilities has been recorded as goodwill amounting to RMB2,285 million, which is amortised using the straight-line method over the beneficial period of 20 years.

The effective date of this acquisition was 31 December 2002, accordingly, the operating results of Unicom New Century have been included in the condensed consolidated income statement of the Group for the six months ended 30 June 2003. Details of the acquisition have already been set forth in shareholders’ circular “Connected Transactions and Renewal of Waiver for Existing Connected Transactions” of the Company issued on 29 November 2002 and the Company’s 2002 annual report.

32.                               CONTINGENCIES AND COMMITMENTS

(a)         Capital commitments

As of 30 June 2003 and 31 December 2002, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	Unaudited 30 June 2003		Audited 31 December 2002
	Land and buildings	Equipment	Land and buildings	Equipment
	RMB’000	RMB’000	RMB’000	RMB’000

Authorised and contracted for	1,150,670	4,450,356	1,131,055	5,131,164
Authorised but not contracted for	40,138	543,583	12,940	2,623,215

Total	1,190,808	4,993,939	1,143,995	7,754,379

As of 30 June 2003, approximately RMB270 million (2002: RMB385 million) of capital commitment outstanding was denominated in US dollars (equivalent to US$33 million (2002: US$47 million)).

(b)         Operating lease commitments

As of 30 June 2003 and 31 December 2002, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	Unaudited 30 June 2003			Audited 31 December 2002
	Land and buildings	Equipment	CDMA network capacity leasing	Land and buildings	Equipment	CDMA network capacity leasing
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Leases expiring :
• not later than one year	386,398	285,198	1,804,800	311,835	274,140	3,045,600
• later than one year and not later than five years	1,056,655	445,032	—	920,038	493,826	—
• later than five years	688,474	197,791	—	875,894	255,273	—

Total	2,131,527	928,021	1,804,800	2,107,767	1,023,239	3,045,600

(c)          Commitment to purchase CDMA handsets

As of 30 June 2003, the Group committed to purchase CDMA handsets amounted to approximately RMB514 million (2002: RMB870 million).

(d)         Contingent liability

As of 30 June 2003, Unicom Guomai provided guarantees for bank loans borrowed by Shanghai Telecommunications Company Limited (formally known as “Shanghai Provincial Post and Telecommunications Administrations”) amounted to approximately US$18.44 million (2002: US$23.48 million). All these bank loans were not yet due as of 30 June 2003.

33.                               APPROVAL OF INTERIM ACCOUNTS

The interim accounts were approved by the Board of Directors of the Company on 28 August 2003.

Independent Review Report

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the condensed interim financial report of the Company and its subsidiaries (“the Group”) for the six months ended 30 June 2003 as set out on pages 7 to 42.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with SSAP 25 “Interim financial reporting” issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with SAS 700 “Engagements to review interim financial reports” issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2003.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 28 August 2003

Other Information

MANAGEMENT DISCUSSION AND ANALYSIS

1.                                       Condition of Capital Expenditures for the Reporting Period

The Company’s total capital expenditure for the first half of 2003 was RMB8.14 billion, dropped by 9.3% from the same period last year. Capital expenditures attributable to the GSM Cellular Business, the Long Distance, Data and Internet Business, the transmission network, the Paging Business, and other shared facilities amounted to RMB3.55 billion, RMB0.86 billion, RMB2.16 billion, RMB20 million and RMB1.55 billion respectively.

2.                                       Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme (the “Share Option Scheme”) for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the amended chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) which came into effect on 1 September 2001 and, following amendment, provides a more favourable scheme to attract and retain key personnel. Under the amended Share Option Scheme:

(a)          Share options may be granted to employees including executive directors of the Group and any of the non-executive directors;

(b)         Any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(c)          The maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(d)         The option period commences on any day after the date on which an option is offered, but may not exceed 10 years from the offer date;

(e)          The subscription price shall not be less than the higher of:

i.                  The nominal value of the shares;

ii.               The closing price of the shares on The Stock Exchange of Hong Kong Limited (“Stock Exchange”) as stated in the Stock Exchange’s quotation sheets on the offer date in respect of the options; and

iii.            The closing price of the shares on the Stock Exchange’s quotation sheets for the five trading days immediately preceding the offer date.

Up to 30 June 2003, 147,106,800 share options had been granted and remain valid under the Share Option Scheme of the Company, of which 6,076,000 share options are being held by the directors. Please refer to the paragraph “Directors’ Rights to Acquire Shares” hereinbelow for details.

All of the options granted and outstanding as at 30 June 2003 are governed by the amended terms of the Share Option Scheme as stated herein.

Up to 30 June 2003, no options granted under the Share Option Scheme have been exercised.

3.                                       Pre-global offering share option scheme

On 1 June 2000, the Company also adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). In order to synchronise the administration of the options granted under the Pre-Global Offering Share Option Scheme with the Share Option Scheme, the Pre-Global Offering Share Option Scheme was also amended on 13 May 2002. The amended terms of the Pre-Global Offering Share Option Scheme are substantially the same as the Share Option Scheme stated above except that:

(a)          The price of a share payable upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and Stock Exchange transaction levy);

(b)         The period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(c)          No further options can be granted under the scheme.

Up to 30 June 2003, 25,436,600 share options had been granted and remain valid under the Pre-Global Offering Share Option Scheme of the Company, of which 1,610,000 options are being held by the directors. Please refer to the paragraph “Directors’ Rights to Acquire Shares” hereinbelow for details.

All of the options granted and outstanding as at 30 June 2003 are governed by the amended terms of the Pre-Global Offering Share Option Scheme as stated herein.

Up to 30 June 2003, no options granted under the Pre-Global Offering Share Option Scheme have been exercised.

4.                                       Charge on Assets

As at 30 June 2003, no property, plant and equipment was pledged to banks as loan security (30 June 2002: Nil).

According to paragraph 40 of Appendix 16 of the Listing Rules, save as disclosed herein, the Company confirms that the current Company’s information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed materially from the information disclosed in the Company’s 2002 annual report.

Directors’ Interests in Shares

As at 30 June 2003, the interests of the directors of the Company in the equity securities of the Company and any of its associated corporations as defined in the Securities & Futures Ordinance (the “Ordinance”) were as follows:

Name of Directors	Personal Interest

Shi Cuiming	30,000 Ordinary Shares
C. James Judson (an alternate director to Craig O. McCaw)	1,000 American Depositary Receipt

Note: As at 30 June 2003, one American Depositary Receipt represents 10 ordinary shares of HK$0.1 each of the Company

In addition, certain directors personally hold options to purchase ordinary shares of the Company as disclosed under the paragraph “Directors’ Rights To Acquire Shares” below. These share options are granted pursuant to the terms of the Share Option Scheme and the Pre-Global Offering Share Option Scheme adopted by the Company.

Apart from the foregoing, as at 30 June 2003, none of the directors had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations as defined in the Ordinance.

Directors’ Rights to Acquire Shares

As at 30 June 2003, the interests of the directors of the Company in the equity securities of the Company and any of its associated corporations consisted of share options granted pursuant to the Share Option Scheme and the Pre-Global Offering Share Option Scheme to subscribe for shares of the Company. Details of such share options are set out below:

Name of Directors	No. of Options granted before the period(1)	No. of Options granted during the period(1)	No. of Options exercised during the period	No. of Options outstanding at the end of the period

Yang Xian Zu (2)	1,051,000	526,000	—	1,577,000
Wang Jianzhou	816,200	420,000	—	1,236,200
Shi Cuiming	792,200	396,000	—	1,188,200
Lo Wing Yan, William	—	292,000	—	292,000
Ye Fengping	268,000	204,000	—	472,000
Ge Lei	584,600	292,000	—	876,600
Lee Hon Chiu	292,000	292,000	—	584,000
Wu Jinglian	292,000	292,000	—	584,000
Craig O. McCaw	292,000	292,000	—	584,000
Shan Weijian	—	292,000	—	292,000

(1)          Each option gives the holder the right to subscribe for one share.

(2)          Mr. Yang Xian Zu resigned as Chairman, Chief Executive Officer and Executive Director on 28 August 2003.

Apart from the foregoing, at no time during the six months ended 30 June 2003 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial Interest in the Share Capital of the Company

The Company has been notified of the following interests in the Company’s issued shares at 30 June 2003 amounting to 5% or more of the ordinary shares in issue:

		Shares Held directly	Shares Held indirectly	Percentage of Total issued Shares

(i)	China United Telecommunications Corporation (“Unicom Group”)	—	9,725,000,020	77.47%

(ii)	China United Telecommunications Corporation Limited (“China Unicom Corporation”)	—	9,725,000,020	77.47%

(iii)	China Unicom (BVI) Limited (“China Unicom (BVI)”)	9,725,000,020	—	77.47%

Note: Because of the fact that Unicom Group and China Unicom Corporation directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of China Unicom (BVI), in accordance with the Ordinance, the interests of China Unicom (BVI) are deemed to be, and have therefore been included in, the interests of Unicom Group and China Unicom Corporation.

Interim Dividend

It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2003 be declared.

Purchase, Sale or Redemption of Shares

For the six months ended 30 June 2003, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

Audit Committee

The audit committee has reviewed together with the management, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters. In addition, PricewaterhouseCoopers, the auditors of the Company, has reviewed the unaudited condensed consolidated interim accounts in accordance with Statements of Accounting Standards 700 “Engagement to review interim financial reports” issued by the Hong Kong Society of Accountants and communicated the results of review to the audit committee.

Compliance with Code of Best Practice

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2003 in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company’s annual general meetings in accordance with the Company’s Articles of Association.

Forward-Looking Statements

The Company would also like to caution readers about the forward-looking nature of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategy.

By Order of the Board

Yee Foo Hei

Company Secretary

Hong Kong, 28 August 2003